Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross Announces Exercise of Over-Allotment Option

Toronto, Ontario – March 16, 2016 – Kinross Gold Corporation (TSX: K; NYSE: KGC) announced today that the syndicate of underwriters for the Company's previously completed bought deal public offering of 83,400,000 common shares of Kinross have elected to exercise their option in full to purchase an additional 12,510,000 common shares at a price of US$3.00 per common share. The sale of the additional common shares is expected to be completed on March 18, 2016 and will increase the gross proceeds by an additional US$37,530,000, resulting in total gross proceeds from the offering of US$287,730,000.

The offering was made through a syndicate of underwriters co-led by TD Securities Inc. and Scotiabank.

The shares described above were offered by the Company pursuant to the Company’s effective shelf registration statement on Form F-10 filed with the U.S. Securities and Exchange Commission (SEC) and its corresponding Canadian base shelf prospectus filed with the securities regulatory authorities in each of the provinces of Canada. A final prospectus supplement relating to the offering was filed with the SEC and with the securities regulatory authority in each of the provinces of Canada on February 25, 2016. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange, upon request, to send you the prospectus or you may request it, in Canada from TD Securities Inc. in Canada, Attention: Symcor, NPM (tel: 289-360-2009, email: sdcconfirms@td.com), 1625 Tech Avenue, Mississauga ON L4W 5P5; or you may request them from TD Securities (USA) LLC in the United States. (tel: 212-827-7392), 31 W 52nd Street, New York NY 10019, or from Scotia Capital Inc. in Canada, Attention: Equity Capital Markets (tel: 416-862-5837), Scotia Plaza, 66th Floor, 40 King Street West, M5W 2X6, Toronto, Ontario; or from Scotia Capital in the United States, Attention: Equity Capital Markets (tel: 212-225-6853), 1 Liberty Plaza, 25th Floor, 165 Broadway, New York, NY, 10006.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Chile, Ghana, Mauritania, and Russia. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Louie Diaz

Senior Manager, Corporate Communications

phone: 416-369-6469

louie.diaz@kinross.com

Investor Relations Contact

Tom Elliott

Vice-President, Investor Relations

phone: 416-365-3390

tom.elliott@kinross.com

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Cautionary statement on forward-looking information

All statements, other than statements of historical fact, contained or incorporated by reference in this news release including, but not limited to, any information as to the future financial or operating performance of Kinross, constitute “forward-looking information” or “forward-looking statements” within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for “safe harbor” under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this news release. The words “expect” or “intends” or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These uncertainties and contingencies can affect, and could cause, Kinross’ actual results to differ materially from those expressed or implied in any forward looking statements made by, or on behalf of, Kinross. There can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. All of the forward looking statements made in this news release are qualified by these cautionary statements and those made in our filings with the securities regulators of Canada and the U.S, including but not limited to those cautionary statements made in the “Risk Factors” section of our most recently filed Annual Information Form and the “Risk Analysis” sections of our Management’s Discussion and Analysis for the year ended December 31, 2015. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

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